Exhibit 99.1

Bragg Gaming Announces Select Preliminary Unaudited Fourth Quarter and Full Year 2025 Financial Results, and Issues Full Year 2026 Guidance

Toronto, February 23, 2026 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading iGaming content and technology solutions provider, is pleased to announce that its preliminary unaudited financial results for the year ended December 31, 2025 are expected to come within its previously issued guidance ranges for both revenue and Adjusted EBITDA.1

The Company anticipates the fourth quarter and full year 2025 financial results to include the following highlights:

●	Fourth quarter 2025 revenues to be approximately EUR 27.7 million, an increase of 1.8% from EUR 27.2 million in the fourth quarter of 2024, and Adjusted EBITDA to be approximately EUR 4.6 million (representing an Adjusted EBITDA Margin[2] of approximately 16.6%), compared to EUR 4.7 million (representing an Adjusted EBITDA Margin of approximately 17.2%) in the fourth quarter of 2024. High-margin proprietary content revenue grew by 70% in Q4-2025 over Q4-2024, primarily driven by growth in the United States.

●	Full year 2025 revenues to be approximately EUR 106.1 million, an increase of 4.0% from EUR 102.0 million in 2024, and Adjusted EBITDA to be approximately EUR 16.6 million (representing an Adjusted EBITDA Margin of approximately 15.6%), compared to EUR 15.8 million (representing an Adjusted EBITDA Margin of approximately 15.5%) in 2024. The Company notes that, excluding the Netherlands given its challenging regulatory environment, expected 2025 revenues would represent an 18% increase from 2024, driven by the Company's performance in Brazil and the United States.

These figures are preliminary and unaudited, and actual revenues, Adjusted EBITDA, and Adjusted EBITDA margin may differ. See the sections below entitled “Disclaimers,” “Cautionary Statement Regarding Forward-Looking Statements” and “Future Oriented Financial Information.” Bragg is providing this information at this time because of planned investment community meetings to be held ahead of the release of its fourth and full year 2025 financial results and conference call in March 2026.

Anticipated Financial Highlights for 2026

●	Revenue Guidance: Revenue for the year ended December 31, 2026 is expected to be in the range of EUR 97.0 million to EUR 104.5 million, despite Bragg anticipating that it will have to continue navigating increasingly complex regulatory compliance requirements and recent tax changes in the Netherlands and other regions in which the Company operates.

●	Adjusted EBITDA Guidance: Adjusted EBITDA for the year ended December 31, 2026 is forecasted to be in the range of EUR 16.0 million to EUR 19.0 million (representing an Adjusted EBITDA Margin of approximately 16.0% to 18.0%), supported by factors which include a continuing shift toward higher-margin product offerings and the structural cost savings expected from Bragg’s recently announced initiative to utilize artificial intelligence (“AI”) to drive cost efficiencies and improve operational excellence.

1, 2 Adjusted EBITDA and Adjusted EBITDA Marin are a non-IFRS financial measures. For important information on the Company’s non-IFRS financial measures, see “Non-IFRS Financial Measures” below.

Matevž Mazij, Chief Executive Officer for Bragg, commented, “Based on the preliminary results, we delivered another record year in 2025, as demonstrated by increased revenue and higher Adjusted EBITDA. Now in 2026, we remain confident in our ability to successfully navigate evolving international regulatory and taxation developments, continue to increase our overall content market share in Brazil and the United States, aggressively pursue emerging alternative markets, such as Historical and Live Racing and Prediction Markets, and move into  new jurisdictions that offer opportunities for higher margin content business. At the same time, we plan on thoughtfully harnessing the power of the Bragg AI Brain to reduce our overall cost structure, drive EBITDA growth, and move toward sustained net profitability. We look forward to updating investors as we progress.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a leading iGaming content and platform technology solutions provider serving online casino, sports betting and lottery operators with its proprietary, exclusive and aggregated casino games content, and its cutting-edge player account management (“PAM”) and player engagement technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected casino games studio partners under the Powered by Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iGaming brands and is supported by expert in-house managed, operational, and marketing services. Online casino games and products delivered via the Bragg HUB, either exclusively or from Bragg's extensive aggregated casino games portfolio, is managed from a single back-office, with a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iGaming markets globally, including in the U.S., Canada, LatAm and Europe.

Disclaimers

All figures reported above are preliminary and are subject to change and adjustment as the Company’s financial results for the fourth quarter and full year ended December 31, 2025 are finalized. Accordingly, investors are cautioned not to place undue reliance on the foregoing guidance. The preliminary unaudited results provided in this news release constitute forward-looking statements within the meaning of applicable securities laws, are based on a number of assumptions, and are subject to a number of risks and uncertainties. Actual results may differ materially. See the sections below entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Future Oriented Financial Information”.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; preliminary revenues, Adjusted EBITDA, Adjusted EBITDA Margin, and proprietary content revenue for the fourth and full year ended December 31, 2025; financial guidance and targets for 2026; expected performance of the Company’s business; expansion into new markets; our strategy for customer retention, growth, product development, and market position; expected future growth and expansion opportunities; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

The purpose of disclosing such forward-looking information is to provide investors with more information concerning the financial results that the Company currently believes are achievable based on the assumptions below. Readers are cautioned that the information may not be appropriate for other purposes. While these targets are based on underlying assumptions that management believes are reasonable in the circumstances, readers are cautioned that actual results may vary materially from those described above.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business; meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; the risk that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favourable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; risks related to health pandemics and the outbreak of communicable diseases; and other factors described under “Risk Factors” in the Company’s annual information form and the current interim and annual management’s discussion and analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to non-IFRS financial measures, including “Adjusted EBITDA” and “Adjusted EBITDA Margin, which are non-IFRS financial measures that the Company believes are appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) adding back or deducting gain (loss) on lease modification; (iii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iv) adding back or deducting gain (loss) on re-measurement of contingent and deferred consideration; (v) adding back or deducting gain (loss) on re-measurement of derivative liabilities; (vi) adding back or deducting gain (loss) on settlement of convertible debt; (vii) adding back or deducting gain (loss) on disposal of intangible assets and (viii) adding back certain exceptional costs. “Adjusted EBITDA Margin” means Adjusted EBITDA divided by revenue.

Future Oriented Financial Information

This news release and, in particular, the information in respect of Bragg’s prospective revenues, Adjusted EBITDA, and Adjusted EBITDA Margin, may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on Bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including assumptions with respect to customer growth and market expansion. Bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of Bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this news release was made as of the date of this news release and Bragg disclaims any intention or obligation to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Join Bragg Gaming Group on Social Media

Twitter
LinkedIn
Facebook
Instagram

For investor enquiries, please contact:

Stephen Kilmer

+1 (646)-274-3580

stephen.kilmer@bragg.group

For media enquiries or interview requests, please contact:

press@bragg.group